UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE SPECTRANETICS CORPORATION

(Name of Subject Company (Issuer))

HEALTHTECH MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

84760C107

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

HealthTech Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,876,789,915	$217,519.95

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by The Spectranetics Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $38.50, the tender offer price, by (b) the sum of (i) 43,848,089, the number of issued and outstanding shares of Company common stock (including 82,103 shares of Company common stock subject to issuance pursuant to Company restricted stock awards), (ii) 2,885,555, the number of shares of Company common stock subject to issuance pursuant to options to purchase shares of Company common stock, (iii) 788,241, the number of shares of Company common stock subject to outstanding purchase rights under the Spectranetics employee stock purchase plan, (iv) 617,527, the number of shares of Company common stock subject to issuance pursuant to Company restricted stock units and (v) 526,275, the number of shares of Company common stock subject to issuance pursuant to Company performance stock units (assuming settlement of outstanding Company performance stock units based on achievement of applicable performance goals at 150% of the target performance level for Company performance stock units granted in 2016 and the target performance level for Company performance stock units granted in 2017). The foregoing share figures have been provided by the issuer to the offerors and are as of June 26, 2017, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Spectranetics Corporation, a Delaware corporation (the “Company”), at a price per Share of $38.50 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 12, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

HEALTHTECH MERGER SUB, INC.
By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary
PHILIPS HOLDING USA INC.
By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Senior Vice President and Secretary
KONINKLIJKE PHILIPS N.V.
By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Authorized Signatory

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 12, 2017.

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on July 12, 2017.

(a)(5)(i)	Joint Press Release issued by Philips and Spectranetics (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(ii)	Investor presentation (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(iii)	Email to employees of Philips’ Image Guided Therapy Division (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(iv)	Email to employees of Philips’ Image Guided Therapy Division (incorporated by reference to Exhibit 99.4 (listed as Exhibit 99.5) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(v)	Email to employees of Philips’ Image Guided Therapy Devices Division (incorporated by reference to Exhibit 99.5 (listed as Exhibit 99.6) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(vi)	Email to employees of Philips’ Peripheral Vascular Division (incorporated by reference to Exhibit 99.6 (listed as Exhibit 99.7) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(vii)	Email to employees of Philips’ Coronary Division (incorporated by reference to Exhibit 99.7 (listed as Exhibit 99.8) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(viii)	Email to employees of Philips’ North American Commercial Division (incorporated by reference to Exhibit 99.8 (listed as Exhibit 99.9) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(ix)	Email to Spectranetics’ employees (incorporated by reference to Exhibit 99.9 (listed as Exhibit 99.10) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(x)	Presentation to Philips’ employees (incorporated by reference to Exhibit 99.10 (listed as Exhibit 99.11) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(xi)	Press Release issued by Philips (incorporated by reference to Exhibit 99.11 (listed as Exhibit 99.12) of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 28, 2017).

(a)(5)(xii)	Email to Philips’ employees (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

(a)(5)(xiii)	Form of letter to certain Philips customers (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

(a)(5)(xiv)	Form of letter to certain Philips suppliers (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

(a)(5)(xv)	Announcement posted on Philips’ internal website (incorporated by reference to Exhibit 99.4 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

Index No.
(a)(5)(xvi)	Announcement posted on Philips’ internal website (incorporated by reference to Exhibit 99.5 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

(a)(5)(xvii)	Q&A issued by Philips (incorporated by reference to Exhibit 99.6 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

(a)(5)(xviii)	Press Release issued by Philips (incorporated by reference to Exhibit 99.7 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

(a)(5)(xix)	Transcript of Philips Investor Presentation (incorporated by reference to Exhibit 99.8 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 29, 2017).

(a)(5)(xx)	Excerpt of FAQ issued by Philips (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 30, 2017).

(a)(5)(xxi)	Excerpt of FAQ issued by Philips (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 30, 2017).

(a)(5)(xxii)	LinkedIn Content (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by Royal Philips on June 30, 2017).

(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2017, by and among Spectranetics, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectranetics on June 30, 2017).

(d)(2)	Guarantee, dated as of June 27, 2017, by Royal Philips in favor of the Company.

(d)(3)	Confidentiality Agreement, dated March 22, 2017, between Royal Philips and the Company.

(g)	Not applicable.

(h)	Not applicable.